  Exhibit 99.1

High Tide Named to Report on Business Ranking of Canada's Top Growing Companies for Sixth Consecutive Year

CALGARY, AB, Sept. 28, 2026 /CNW/ -- High Tide Inc. ("High Tide" or the "Company") (Nasdaq: HITI) (TSXV: HITI) (FSE: 2LYA), the high-impact, retail-forward enterprise built to deliver real-world value across every component of cannabis, announced today that it placed No. 315 out of 375 companies listed on the 2026 Report on Business ranking of Canada's Top Growing Companies, with a verified three-year revenue growth rate of 66% over the 2022 to 2025 measurement period. Highlighting the Company's increasing profitability profile, Adjusted EBITDA was also up 161% during this period.1

High Tide Inc., September 25, 2026

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1 Adjusted EBITDA is a non-IFRS financial measure

"Six consecutive years on this list is a milestone our entire team should be proud of. We have grown Canna Cabana into Canada's largest cannabis retail chain, built a deeply loyal customer base and more than doubled Adjusted EBITDA over the three-year period measured. We have done it by staying focused on value for our customers and disciplined execution across the business," said Raj Grover, Founder and Chief Executive Officer of High Tide.

"The business is moving with even greater momentum today. Following our strongest quarter yet, we are approaching an $800 million annualized revenue run rate, while Remexian is adding a significant new source of growth in Germany. With a strong foundation, a proven growth strategy and significant opportunities ahead, we are more energized than ever about the next phase of High Tide's growth. As always, I extend my deepest gratitude to our entire team, our ELITE and Cabana Club members, and our shareholders for their continued support," added Mr. Grover.

Canada's Top Growing Companies is an editorial ranking that was launched in 2019 to celebrate the achievements of innovative businesses in Canada. To qualify for this voluntary program, companies had to complete an in-depth application process and fulfill revenue requirements. In total, 375 companies earned a spot on this year's ranking. The full list of 2026 winners along with editorial coverage is published in the October issue of Report on Business magazine. The list is also published online here.

ABOUT HIGH TIDE

High Tide Inc. is the leading community-grown, retail-forward cannabis enterprise engineered to unleash the full value of the world's most powerful plant. Its wholly owned subsidiary, Canna Cabana, is the second-largest cannabis retail brand globally. High Tide (HITI) is uniquely-built around the cannabis consumer, with wholly-diversified and fully-integrated operations across all components of cannabis, including:

Retail: Canna Cabana™ is the largest cannabis retail chain in Canada, with 232 domestic and 1 international location. The Company's Canadian bricks-and-mortar operations span British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario. Excluding British Columbia, where store counts are capped at 8, the Company holds a growing 14% share of the market. In 2021, Canna Cabana became the first cannabis discount club retailer in the world. In 2025, the Company became the first North American cannabis operator to launch a bricks-and-mortar presence in Germany. The Company also owns and operates multiple global e-commerce platforms offering accessories and hemp-derived products.

Medical Cannabis Distribution: Remexian Pharma GmbH is a leading German pharmaceutical company, with a 10.5% share of the German medical cannabis market, built for the purpose of importation and wholesale of medical cannabis products at affordable prices. Among all German medical cannabis procurers, Remexian has one of the most diverse reaches across the globe and is licensed to import from 22 countries including Canada.

High Tide consistently moves ahead of the currents, having been named one of Canada's Top Growing Companies by the Globe and Mail's Report on Business in 2026 for the sixth consecutive year and was recognized as a top 50 company by the TSX Venture Exchange (the "TSXV") in 2022, 2024 and 2025. High Tide was also ranked number one in the retail category on the Financial Times list of Americas' Fastest Growing Companies for 2023. To discover the full impact of High Tide, visit www.hightideinc.com. For investment performance, don't miss the High Tide profile pages on SEDAR+ and EDGAR.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws. Forward-looking information in this press release includes, but is not limited to, statements regarding the Company's expectations concerning the continued growth and development of its Canadian retail cannabis operations and German medical cannabis distribution business, the continued strengthening of Canna Cabana's position in Canada, the continued scaling of Remexian's operations in Germany and the Company's future growth and operating performance.

Forward-looking information is based on the Company's current expectations, estimates, projections, assumptions and beliefs as of the date of this press release. Material assumptions include assumptions regarding continued consumer demand for the Company's products and services; the Company's ability to maintain and expand its retail and distribution operations; the performance of Canna Cabana and Remexian; the availability of product supply; the Company's ability to retain required licences and regulatory authorizations; prevailing competitive, economic and market conditions; and the absence of material adverse changes in applicable laws or the Canadian and German cannabis markets.

Forward-looking information is subject to known and unknown risks and uncertainties that may cause actual results, performance or achievements to differ materially from those expressed or implied by such information. These risks and uncertainties include, among others, changes in consumer demand; competition; changes in cannabis laws, regulations or licensing requirements in Canada or Germany; the Company's ability to execute its growth strategy; supply-chain disruption; the availability and cost of capital; inflationary and other cost pressures; foreign exchange fluctuations; the performance and integration of acquired businesses; and the other risks described under the heading "Non-Exhaustive List of Risk Factors" in Schedule A to our current annual information form and in the Company's other continuous disclosure filings available under its profile on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

Readers are cautioned not to place undue reliance on forward-looking information. Although the Company believes that the expectations and assumptions reflected in such information are reasonable, there can be no assurance that they will prove to be correct. The forward-looking information in this press release speaks only as of the date of this press release. The Company undertakes no obligation to update or revise such information to reflect new events or circumstances, except as required by applicable law.

CONTACT INFORMATION

Media Inquiries
Omar Khan
Chief Communications and Public Affairs Officer
High Tide Inc.
omar@hightideinc.com
403-770-3080

Investor Inquiries
Vahan Ajamian
Capital Markets Advisor
High Tide Inc.
vahan@hightideinc.com

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SOURCE High Tide Inc.

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%CIK: 0001847409

CO: High Tide Inc.

CNW 06:00e 28-SEP-26